Free Writing Prospectus

Filed Pursuant to Rule 433

May 12, 2006

Registration No. 333-130478

The issuer, Venoco, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (805) 745-2123 collect.

Allison Sherry

Denver Post

May 12, 2006

English

(c) 2006

Denver, Colorado

College Ticket for DPS Grads

An Abraham Lincoln High School graduate who made his fortune in oil has offered to use his personal wealth to ensure Denver Public Schools graduates can afford to continue their education.

In recent weeks, Tim Marquez has worked with a handful of Denver nonprofit organizations to commission a study to determine how much such an endeavor would cost and how similar programs have worked in other cities. If the study pans out, he’s willing to spend his millions, he says.

Marquez, 47, chief executive of Venoco Inc., said he would like to help future graduates who need financial help. He hopes to begin putting his words into action as early as next spring.

“We want to try to find the kids who could go who may not think of going. ... The kids who could get into Stanford themselves don’t need our help,” Marquez said. “I’d like to believe I can make a little bit of difference.”

Marquez owns Venoco, an oil company valued at roughly $800 million. Last year, he donated $10 million to the Colorado School of Mines.

He declined to say exactly how much of his money he would spend on DPS graduates, but based on programs in Kalamazoo, Mich., and Santa Barbara, Calif., experts suggest it could cost $10 million to $30 million a year.

The Denver program would continue in perpetuity, or “at least until I’m dead,” said Marquez with a smile.

In a broad study to be completed this summer, researchers will look at the number of DPS graduates, their socioeconomic status and how many might go to college if they didn’t have to worry about money.

“We will look at how the money would be best used,” said Tony Lewis, executive director of the Donnell Kay Foundation, which is funding the study. “We’ll try to get our hands around what that universe of kids is.”

In 2004, the most recent year for which figures are available, 3,205 kids graduated from Denver’s high schools. About 63 percent of all DPS students qualify for free or reduced-price lunch, which is a federal indicator of poverty.

Education researchers will also look at best-practices models in cities elsewhere, so “we don’t reinvent the wheel” of mistakes, Marquez said.

Eventually, he envisions creating a foundation that would give students a “one-stop shop” resource center about post-graduation options. Marquez said he didn’t know whether he would set that up independently or work with the district.

While details have yet to be worked out between Marquez and DPS, Superintendent Michael Bennet said a gift like this would be “a great thing for the Denver Public Schools.”

“It would be incredible for us to be able to say that the financial barrier has been lifted for kids to go to college,” said Bennet, who has spoken with Marquez several times.

Marquez hopes to push kids to use untapped private and public scholarships first, and his money would be “the last dollar.”

But if the study shows the plan “is not feasible or won’t have an impact,” he’ll look at other options. “We haven’t done our homework yet,” he said.

Nationally, about $100 million out of $3 billion in private scholarship money goes untapped every year, according to a survey of donors completed by the Institute for Higher Education Policy.

In Colorado, the Colorado Opportunity Fund has so far committed only 87 percent of its $290 million to students attending college. The pot of money comes from the state’s general fund, and up to $2,400 a year can be given to any Colorado resident taking a certain number of college classes.

Marquez’s effort folds into Denver Mayor John Hickenlooper’s larger plan to give all DPS kids postsecondary options.

The mayor hopes to announce within the next 12 months “more specifics in terms of the money for the plan,” he said, and “exactly how we implement something like this.”

Hickenlooper said Thursday that he has a “number of other benefactors” committed to helping make this work. He said it would be important if, “every student in every grade believed that money wouldn’t be the reason they didn’t go to college.”

Elsewhere, plans like this have shown promise.

In Kalamazoo, a group of anonymous donors has given about $3 million to send every graduate - no matter his or her financial need - to an in-state college or vocational school.

Even in this first year, the dropout rate has fallen by 90 percent - from 265 students last year to about 21 this year, said Bob Jorth, executive administrator of the Kalamazoo Promise.

“I think all the students are universally excited about it,” Jorth said.

In Santa Barbara, a scholarship program gives hundreds of donors a say in how they want their money to be spent.

This year, $7 million will be given to roughly 1,900 students for college. The money comes from 350 different scholarships that students in the area can apply for; some are needs-based and some merit-based, said Billie Maunz, executive director of the Scholarship Foundation of Santa Barbara.

“It changes their life,” Maunz said, “when they receive a scholarship from someone who doesn’t know them. It’s quite powerful.”

Greg Griffin

Denver Post

May 12, 2006

English

(c) 2006

Denver, Colorado

Biz Smarts Beget Generosity

When Tim Marquez was forced out of the oil and gas company he co-founded in 1992, he didn’t take it lying down.

Marquez, a Denver native, sued Venoco Inc. for breach of contract and wrongful termination. They settled their differences, and Marquez later bought out his old partners at Venoco to gain full control.

He moved the company to Denver from Santa Barbara, Calif., last year.

Marquez’s 100 percent stake in Venoco - which is planning an initial public offering of stock later this year - could be worth more than $290 million, according to company filings.

Marquez, who friends say pronounces his name “Markus,” graduated from Abraham Lincoln High School.

In November, he gave $10 million to the Colorado School of Mines, where he earned an engineering degree in 1980. The money is being used to jump-start fundraising for a new petroleum engineering building on the Golden campus.

The generosity doesn’t surprise friends and associates, who say Marquez combines business smarts and aggressiveness with an interest in broader issues facing his industry and community.

Venoco is one of the largest oil- and natural gas-producing companies operating in California. It has three offshore platforms in Southern California, and inland wells in the state.

“One of the keys to Venoco’s long-term success ... is that it has addressed challenges operationally as well as community relations,” said J.C. “Mac” McFarland, a California oilman and Venoco board member. “Venoco has been a sincere and generous corporate citizen in Santa Barbara, and I expect we will do the same in other communities in which we operate.”

The company had revenues of $137.9 million last year, up from $126.7 million a year earlier. But profits were $16.1 million, down from $46.3 million in 2004, due in part to increased costs.

In December, Venoco filed registration with regulators for an IPO later this year. A date, dollar amount and share price haven’t been announced. But the company said an independent appraiser conservatively valued its shares at $8.85.

Marquez owns all of Venoco’s 32.7 million shares, though several other executives own stock options.

Venoco has been sued by Beverly Hills High School graduates who claim its wells on the school grounds have caused cancer and other illnesses. A trial was scheduled for this spring.

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The issuer notes that it and others conduct valuations of its assets and securities from time to time for a variety of business purposes and that those valuations do not necessarily correspond to the estimated price at which it will offer its common stock in the offering or the estimated market value of such stock. The issuer further notes that while it is one of the largest independent oil and natural gas companies in California on the basis of production, a number of major oil and natural gas companies also operate in the state.

All statements other than statements of historical fact included in this document are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties. Although the issuer believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Disclosure of important factors that could cause actual results to differ materially from the issuer’s expectations, or cautionary statements, are included under “Risk Factors” and elsewhere in the prospectus, including, without limitation, in conjunction with the forward-looking statements.  All forward-looking statements speak only as of the date made.  Except as required by law, the issuer undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.  Factors that could cause actual results to differ materially from the issuer’s expectations include, among others, (i) acquisitions and other business opportunities (or the lack thereof) that may be presented to and pursued by the issuer, (ii) competition for available properties and the effect of such competition on the price of those properties, (iii) the issuer’s inability to access oil and natural gas markets due to operational impediments, (iv) inaccuracy in reserve estimates and (v) the other factors described in the prospectus, particularly those under the heading “Risk Factors.”